Exhibit 99.4

Engine Media Announces Process to Explore Strategic Alternatives for its Eden Games Subsidiary

NEW YORK, October 5, 2021 - Engine Media Holdings, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), an esports/sports gaming and next-generation media solutions company, today announced that it has commenced a process to explore strategic alternatives for the Company’s Eden Games subsidiary.

Engine’s board of directors has determined that it would be prudent and in the best interests of the Company to commence a formal process to evaluate strategic alternatives for Eden Games. The Company believes that the current trading price of its common shares does not reflect the Company’s value, and in particular, the value of its Eden Games business.

“Eden Games is one of the world’s premier game studios in the burgeoning motorsports gaming vertical and has the respect and admiration of publishers and players alike,” noted Lou Schwartz, Engine’s CEO. “However, we believe that the value of Eden’s deep domain experience and success in motorsports gaming is not being adequately reflected in our share price. Accordingly, we believe that exploring strategic alternatives for Eden has the potential to surface new opportunities for the Eden team, the Company and our shareholders.”

The Company notes that there are no assurances that the strategic process will result in a new strategic path or relationship for Eden. It is the Company’s current intention not to disclose developments with respect to the process unless and until the board of directors determines that disclosure is necessary or appropriate.

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; Eden Games, a premium motorsport video game developer and publisher across console and mobile gaming; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, including the strategic process described herein and the potential outcomes and benefits to be derived therefrom, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869